FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of March 2003

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____ Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------



Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 10.1 of this report furnished on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 and the registrant's Registration Statements on Form S-8, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom To Present New Security Management And Web-Reporter Solutions At CTIA Wireless 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            TTI Team Telecom International Ltd.



Date: March 26, 2003                        By: /s/ Eli Ofer
                                                -------------

                                                Israel (Eli) Ofer
                                                Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit           Description
Number            of Exhibit


10.1 Press Release: TTI Telecom to Present New Security Management And Web-Reporter Solutions At CTIA Wireless 2003.

                                  EXHIBIT 10.1

Corporate Contacts:


            Avichai Levy                         Sanjay Hurry
            VP, Marketing                        Investor Relations Officer
            TTI Telecom                          TTI Telecom
            T: +1.201.795.3883                   T: +1.201.795.3883 Ext. 220
            F: +1.201.795.3920                   F: +1.201.795.3920
            avichai@tti-telecom.com              sanjay@tti-telecom.com
----------------------------------------------------- --------------------------


         TTI TELECOM TO PRESENT NEW SECURITY MANAGEMENT AND WEB-REPORTER
                        SOLUTIONS AT CTIA WIRELESS 2003

                 - Company to Host ALACEL Latin America Panel -


Hoboken, N.J. -- (BUSINESS WIRE) -- March 17, 2003 - TTI Team Telecom International Ltd. (Nasdaq: TTIL) ("the Company"), a leading provider of Operations Support Systems (OSS) and Business Support Systems (BSS) for telecom service providers, announced today that it will attend and host a booth (#4931) at CTIA Wireless, the pre-eminent wireless and mobile computing industry event, in New Orleans, on March 17-19. At the event, the Company will present live demos of its latest solutions, and host a panel for the Latin American Wireless Industry Association (ALACEL) on March 18th as part of the Company's strategy to expand its mindshare within the Latin American service provider community.

The ALACEL panel will offer attendees the opportunity to learn about customer requirements and mobile marketplace trends from the operators' perspectives, and examine how to continue introducing value-added services in the explosive Latin American market. The panel will consist of speakers from leading Latin American service provider companies, including TELESP, BellSouth Chile, Telecom Italia Mobile, Grupo Iusacell and Cable & Wireless Caribbean.

At CTIA, TTI Telecom will also showcase the latest additions to its Netrac product line: the Netrac Security Management family and Netrac Web Reporter. Netrac Security Management is a comprehensive solution that protects the network from security violations by quickly detecting security threats. The solution ensures secure and centralized access to the network elements and to the functions users can perform within the network elements, based on customer-defined security profiles. TTI Telecom will also show a live demo of its Netrac Web Reporter solution and its web-based reports, which display under- or over-utilized network resources, traffic trends and traffic exceptions, network trouble spots and SLA compliance levels.


Additionally, the Company will present a live demo of its Service Management solution, showing how the solution models different types of services; defines, manages and reports on Service Level Agreements (SLAs); and produces Web-based reports that help users pinpoint affected services, assess SLA compliance levels, identify service trends and usage patterns, and more. The Company will also present a live demo of its Inventory and Configuration solution, which represents the entire multi-domain network in a highly visual fashion, and serves as the underlying infrastructure for both Service Provisioning and Assurance products.

Stated Avichai (Avi) Levy, TTI Telecom's VP, Marketing: "As wireless communications permeate our lives, it becomes increasingly crucial for service providers to ensure the high availability and performance of these services. By having a powerful OSS solution in place such as Netrac, operators can assure high quality of service levels and enhanced customer satisfaction. The Netrac Service Management solution enables service providers to understand the customer experience by providing optimal visibility over networks and services and helping operators to make sense of the intricate relationships that exist between network elements, services and customers."


      About TTI Telecom

TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 100 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.ttitelecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

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